1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 9, 2019

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Western Asset Short Duration Income ETF (the “Fund”),

a series of Legg Mason ETF Investment Trust (the “Trust”)

Post-Effective Amendment No. 62 (the “Amendment”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Gregory:

The Trust filed the Amendment on October 31, 2018 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of January 14, 2019.

This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Neesa P. Sood and Shannon A. Hayes of Willkie Farr & Gallagher LLP on December 17, 2018. You noted that the staff has granted selective review with respect to certain portions of the Amendment. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

General

Comment No. 1: The Fund will be an actively-managed ETF. Please supplementally explain whether the Fund will be able to rely on the generic listing standards for actively-managed ETFs. If not, please inform us of the status of the Fund’s 19b-4 application.

Response: The Fund will rely on the generic listing standards for actively-managed ETFs.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: Please file the response letter to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the Amendment in order to give the staff enough time to adequately review the Fund’s responses.

Response: The Fund will file its response letter to the staff’s comments as CORRESP on Edgar at least five days prior to the effective date of the Amendment.

Prospectus

Comment No. 3: As a general matter, please review Form N-1A Items 4 and 9 to ensure the corresponding principal investment strategies and principal risks are described. For example, consider whether the following investment strategies and/or investments and risks should also be disclosed in Item 4: (a) strategies and investments: (i) junior and subordinated loans; (ii) sovereign and/or supranational securities; and (iii) privately-issued ABS, MBS, CLOs and RMBS; and (b) risk factors: (i) CDOs risk (the staff notes that Item 4 indicates that the Fund will invest in ABS and MBS) and (ii) sovereign debt risk (the staff notes that Item 4 indicates that the Fund will invest in U.S.-denominated debt of foreign governments and their agencies and instrumentalities).

Response: Each of the aforementioned investment strategies and/or investments are not principal strategies and/or investments of the Fund and therefore, the Fund respectfully submits that no additional disclosure with respect to such strategies or investments needs to be included in the Item 4 disclosure. In addition, the Fund believes that the risk disclosure included in Item 9 with respect to CDOs (which the Fund may only invest up to 15% of its assets) and with respect to sovereign debt is sufficient because they are not principal strategies or investments of the Fund.

Comment No. 4: The section titled “Principal investment strategies” provides that “[t]he [F]und invests at least 80% of its assets in ‘investment grade’ fixed income securities.” If accurate, please replace “assets” with “net assets plus borrowings for investment purposes.”

Response: The Fund will update the disclosure as noted.

Comment No. 5: The section titled “Principal investment strategies” provides that “[t]he [F]und may also invest up to 15% of its assets in fixed income securities that are below investment grade (e.g., BB+ to D or Baa1 to C).” As the Fund may invest in the lowest tiers of credit quality, please disclose in Item 9 that its investments may include defaulted and distressed securities. Please also include corresponding risk disclosure. To avoid confusion, please consider identifying the rating agencies responsible for the credit quality ratings described in the parenthetical.

Response: The Fund will update the disclosure as follows (marked to show changes):

Item 4: Investment grade securities are those rated by a rating agency at the time of purchase in one of the top four ratings categories (e.g., BBB- or higher by S&P Global Ratings (“S&P”) or Baa3 or higher by Moody’s Investors Service, Inc. (“Moody’s”)) or, if unrated, are judged by the subadviser to be of comparable credit quality. The fund may also invest up to 15% of its assets in fixed income securities that are below investment grade (e.g., BB+ ~~to D~~ or lower by S&P or Ba~~a~~1 ~~to C~~ or lower by Moody’s)~~, including, but not limited to, corporate debt securities and securities issued by foreign issuers, including securities issued by issuers in emerging market countries~~. Below investment grade securities are commonly known as “junk bonds” or “high yield securities.”

Item 9: Investment grade securities are those rated by a rating agency at the time of purchase in one of the top four ratings categories (e.g., BBB- or higher by S&P or Baa3 or higher by Moody’s) or, if unrated, are judged by the subadviser to be of comparable credit quality. The fund may also invest up to 15% of its assets in fixed income securities that are below investment grade (e.g., BB+ ~~to D~~ or lower by S&P or Ba~~a~~1 ~~to C~~ or lower by Moody’s), including, but not limited to, corporate debt securities and securities issued by foreign issuers, including ~~securities issued by issuers in emerging market countries~~ defaulted or distressed securities. Below investment grade securities are commonly known as “junk bonds” or “high yield securities.”

The following disclosure will be added to the section titled “More on risks of investing in the fund”:

Defaulted or distressed securities risk. Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The fund will generally not receive interest payments on the distressed securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. These securities may present a substantial risk of default or may be in default at the time of investment. The fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Comment No. 6: The section titled “Principal investment strategies” provides that “[t]he [F]und may use derivatives, from time to time, in order to change the investment characteristics of its portfolio (such as shortening or lengthening duration) and/or for other purposes.” If derivatives are a principal investment strategy, please disclose the specific derivatives to be used by the Fund, including a principal risk factor tailored to such types of derivatives.

Response: Derivatives are not currently intended to be a principal investment strategy, but may be in the future. The Fund respectfully believes its current disclosure is sufficient. The Item 9 disclosure currently provides that “The fund may use derivatives, including options, forwards, interest rate swaps and other swaps (including buying and selling credit default swaps and options on credit default swaps), and futures contracts that are intended to provide economic exposure to the securities or the issuer or to be used as a hedging technique, in order to change the investment characteristics of its portfolio (such as shortening or lengthening duration) and/or for other purposes.” The Item 9 “Derivatives risk” disclosure is tailored to such types of derivatives.

Comment No. 7: Please consider, under “Investment in loans risk,” including the deleted disclosure from Western Asset Total Return ETF stating “[b]ank loans may not be considered securities and therefore the [F]und may not have the protections afforded by US federal securities laws with respect to such investments.”

Response: The Fund believes its current disclosure is sufficient as investment in bank loans is not a principal investment strategy and therefore not a principal risk. The requested disclosure, however, is included in Item 9.

Comment No. 8: The disclosure under “Market events risk” provides that “[t]he U.S. government and the Federal Reserve, as well as certain foreign governments and central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results. The Federal Reserve has reduced its market support activities and recently has begun raising interest rates. (italics added).”

Please review this disclosure and determine whether it continues to be appropriate in light of the fact that the Fed’s quantitative easing program has ended. Please also consider replacing “reduced” with “ended.” See IM Guidance Update 2016-02 – Fund Disclosure Reflecting Risks Related to Current Market Conditions (March 2016).

Response: The Fund will update the disclosure as follows: “U.S. and non-U.S. governments and central banks have provided significant support to financial markets, including by keeping interest rates at historically low levels. The U.S. Federal Reserve is reducing its market support activities and has begun raising interest rates.”

Although the Federal Reserve’s quantitative easing program has ended, the Federal Reserve has taken other actions to support the market. The Fund therefore respectfully submits that the use of the term “reducing” is sufficient.

Comment No. 9: Please supplementally state for the staff the appropriate broad-based securities market index that the Fund intends to use as a performance benchmark.

Response: The Fund will use the Bloomberg Barclays US Corporate 1-5 Years Index as its performance benchmark.

Comment No. 10: The disclosure under “More on the fund’s investments – Maturity and duration” provides that “[a] security’s maturity may be more relevant than its effective duration in determining the security’s sensitivity to other factors such as changes in credit quality or in the yield premium that the market may establish for certain types of securities.” Please revise for plain English (e.g., “yield premium”).

Response: The Fund will update the disclosure as follows:

A security’s maturity may be more relevant than its effective duration in determining the security’s sensitivity to other factors such as changes in credit quality or in the difference in yield ~~premium that the market may establish for~~ between U.S. Treasuries and certain other types of securities.

Comment No. 11: The disclosure under “More on the fund’s investments – Loans” provides that “[l]oans in which the [F]und may invest may be either collateralized or uncollateralized and senior or subordinate.” This disclosure indicates that the Fund may invest in subordinated loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant lite loans” are increasingly common. See “Leveraged Loans Not as Safe as They Once Were” by Matt Wirz, Wall Street Journal (Aug. 16, 2018).

If the Fund intends to invest in “covenant lite loans,” please describe such loans and the extent to which the Fund may invest in such loans. Please also consider enhancing risk disclosure relating to “covenant lite loans.” For example, describe the types of covenants being waived and the risks those waivers present to the fund such as historical terms that would permit the lender to monitor the performance or financial position and declare a default if certain conditions are breached that would result in risks to the fund such as losses. In addition, some covenant-lite loans may contain fewer or no maintenance covenants than traditional loans.

Response: The Fund may invest in bank loans, including covenant lite loans, as a non-principal investment strategy (up to 15% of its assets).

The disclosure under “More on the fund’s investments – Loans” will be updated as follows:

Loans in which the [F]und may invest may be either collateralized or uncollateralized and senior or subordinate (including covenant lite loans).

The following disclosure will be added to the section titled “More on risks of investing in the fund”:

Covenant lite loans risk. Covenant lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the fund’s ability to reprice credit risk associated with the borrower and reduce the fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the fund’s exposure to losses on such investments may be increased, especially during a downturn in the credit cycle.

Comment No. 12: The disclosure under “More on risks of investing in the fund” provides that “[b]elow are descriptions of the main factors that may play a role in shaping the fund’s overall risk profile.” Per our prior comments, please revise the first sentence under the caption and the following disclosure to indicate that only the principal risks of the fund are described. Please also clearly identify under the caption or otherwise which risks are principal and which risks are not principal. See IM Guidance Update 2014-08 and Dalia Blass, Director Division of Investment Management, U.S. SEC Keynote Address ICI Securities Law Developments Conference, October 25, 2018.

Response: The Fund respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund’s principal investment strategies are identified under the headings “Principal investment strategies,” in Item 4 while more information on such strategies, as well as additional information, is provided in the section titled “More on the fund’s investment strategies, investments and risks” in Item 9. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

Statement of Additional Information

Comment No. 13: The section titled “Restricted and Illiquid Securities” provides that “[i]f at any time a Subadviser determines that the value of illiquid securities held by the fund exceeds 15% of its net asset value, the Subadviser will take such steps as it considers appropriate to reduce the percentage as soon as reasonably practicable; the [F]und may, however, hold any such investments for a substantial period of time (italics added).” Please consider whether this disclosure is consistent with the new liquidity rule (e.g., Investment Company Liquidity Risk Management Programs ICA Rel. No. 32315 (Oct. 13, 2016)).

Response: The Fund will delete the italicized disclosure.

Comment No. 14: The section titled “Liquidity Risk Management” provides that “[i]n October 2016, the SEC adopted a liquidity risk management rule requiring open-end funds, including ETFs such as the fund, to establish a liquidity risk management program and enhance disclosures regarding fund liquidity. There are exclusions from certain portions of the liquidity risk management program requirements for ‘in-kind’ ETFs. The fund will be required to comply with the rule by December 1, 2018. The effect the rule will have on the fund, including the fund’s ability to rely on the exclusions, is not yet known, but the rule may impact the fund’s performance and ability to achieve its investment objective.”

Please update this disclosure and revise as applicable for actively-managed ETFs; in particular, please revise disclosure relating to ETFs that redeem primarily for cash.

Response: The Fund will replace the disclosure with the following language:

In October 2016, the SEC adopted Rule 22e-4 under the 1940 Act requiring, among other things, that the [F]und and other Legg Mason open-end funds establish a liquidity risk management program that is reasonably designed to assess and manage liquidity risk. Effective December 1, 2018, the [F]und implemented initial portions of its liquidity risk management program to meet the relevant requirements. Additionally, the Board, including a majority of the Independent Trustees, approved the designation of the [F]und’s liquidity risk management program administrator to administer such program and will review no less frequently than annually a written report prepared by the administrator that addresses the operation of the program and assesses its adequacy and effectiveness of implementation. Though certain aspects of the liquidity risk management program were implemented effective December 1, 2018, the entire program will take effect on June 1, 2019. Costs associated with complying with the rule could impact the [F]und’s performance and its ability to achieve its investment objective.

We note that, in adopting the Rule, the SEC did not require Form N-1A disclosure.

Comment No. 15: The disclosure in the section titled “Investment Policies – Fundamental Investment Policies” includes additional information regarding the Fund’s concentration policy. Pursuant to our prior comments, please include disclosure in this section stating that “securities issued by a supranational agency will be considered an investment in a single industry for concentration purposes.”

Response: The Fund will update the disclosure as requested.

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Neesa P. Sood, Willkie Farr & Gallagher LLP

Shannon A. Hayes, Willkie Farr & Gallagher LLP